FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on September 12, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: September 12, 2006	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

[TRANSLATION]

Press Release	September 12, 2006

Komatsu Ltd.

(Company code: 6301)

Corporate Communications Department

Tel: +81-(0)3-5561-2616

Announcement Concerning Acceptance of Tender Offer

As announced in the June 14, 2006 press release, entitled “Basic Agreement with respect to Share Transfer”, Komatsu Ltd. (President: Masahiro Sakane; hereinafter referred to as “Komatsu”) has executed a basic agreement with SUMCO Corporation (President: Kenjiro Shigematsu; hereinafter referred to as “SUMCO”) concerning SUMCO’s tender offer for Komatsu Electronic Metals Co., Ltd. (President: Takashi Abe; hereinafter referred to as “KEM”) and Komatsu’s acceptance of such offer (hereinafter referred to as the “Basic Agreement”). SUMCO has since completed due diligence and the competition authorities of the relevant countries have approved the transaction, provided that Komatsu understands that the waiting period under the competition law of the People’s Republic of China will expire by the day before the last day of the tender offer period. Therefore, in accordance with the Basic Agreement, a resolution on the conclusion of an agreement concerning the tender offer and Komatsu’s acceptance of the tender offer was passed at the board of directors meeting of Komatsu held today. Thus Komatsu hereby announces the following.

Reasons for Accepting the Tender Offer

Komatsu’s core focus is the comprehensive “industrial machinery business,” such as construction and mining machinery and industrial machinery. With respect to the electronics business, including the silicon wafer business operated by KEM, Komatsu’s objectives have been to maintain the independent management of such business, and to seek to develop the business based on an alliance with a leading industrial partner.

KEM incorporated a joint venture company (Formosa Komatsu Silicon Corporation) with Taiwan Plastics Group in 1995, which has established a position as a top supplier of 200mm silicon wafers in Taiwan. Employing its dual manufacturing site system, in Japan and Taiwan, KEM has worked to strengthen its business and increase profitability.

Komatsu believes that KEM can expect further development of its business by becoming a member of the SUMCO Group through both an acceleration of capital investment in 300mm silicon wafers in Taiwan and synergy in the area of technology.

In addition, the transfer of the KEM shares to SUMCO will enable Komatsu to concentrate its management resources on its core focus of the comprehensive “industrial machinery business.” Komatsu will strengthen the operating base of its core focus even further and aims to actively expand its business.

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Number of Shares that will be Applied for under the Tender Offer

18,702,900 common shares of KEM (61.93% of the issued and outstanding shares of KEM, representing all of the shares of KEM held by Komatsu).

However, because SUMCO only plans to acquire 15,402,000 common shares (that is, 51% of the issued and outstanding shares) through the tender offer, Komatsu will continue to hold at least 3,300,900 common shares of KEM (that is, 10.93% of the issued and outstanding shares of KEM) after the completion of the tender offer.

Tender Offer Price

JPY2,400 per common share of KEM

Schedule

September 12, 2006	Announcement of the tender offer
September 13, 2006	Public notice of commencement of the tender offer
October 11, 2006	Last day of the tender offer period
October 18, 2006	Settlement commencement date

[Komatsu Electronic Metals Profile]

Corporate name:	Komatsu Electronic Metals Co., Ltd.
Date of establishment:	April 18, 1960
Head office:	1324-2, Masuragahara, Omura, Nagasaki
Representative Director:	Takashi Abe
Business activities:	Manufacture and sale of silicon wafers
Main shareholder:	Komatsu Ltd. (61.93%)
Manufacturing bases:	Nagasaki, Miyazaki, Taiwan (Formosa Komatsu Silicon Corp.)
Number of employees:	2,758
Net sales:	JPY86.6 billion (for the fiscal year ended March 31, 2006)

Recent results (consolidated)	(Million JPY	)

	Fiscal Year ended March 31, 2005	Fiscal Year ended March 31, 2006
Net sales	74,908	86,667
Operating profit	6,032	8,970
Ordinary Profit	5,964	9,945
Total assets	95,161	108,282
Shareholders’ equity	25,134	30,771

[SUMCO Profile]

Corporate name:	SUMCO Corporation
Date of establishment:	July 30, 1999
Head office:	1-2-1, Shibaura, Minato-ku, Tokyo
Representative Director:	Kenjiro Shigematsu
Business activities:	Manufacture and sale of silicon wafers
Main shareholders:	Sumitomo Metal Industries, Ltd. (29.9%), Mitsubishi Materials Corporation (29.9%)
Manufacturing bases:	Saga, Imari, Yonezawa and other locations
Number of employees:	5,554
Net sales:	JPY220.5 billion (for the fiscal year ended January 31, 2006)

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Future Outlook

As a result of the completion of the tender offer, KEM will no longer be a consolidated subsidiary of Komatsu. After the completion of the tender offer, Komatsu will make an announcement concerning the projections for the fiscal year ending March 31, 2007.

(end)

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